SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Qingdao Footwear, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74734L 101

(CUSIP Number)

Swift Dynamic Limited
P.O. Box 957,
 Offshore Incorporations Centre,
Road Town, British Virgin Islands

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 10, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 74734L 101

1)	Name of Reporting Persons: Swift Dynamic Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐
6)	Citizenship Or Place Of Organization British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 6,300,150
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,300,150
	(10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,300,150
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13)	Percent of Class Represented by Amount in Row (11) 63% (1)
14)	Type of Reporting Person CO
(1) Based on 10,000,000 shares of common stock issued and outstanding as of the date of this report.

CUSIP No. 74734L 101

1)	Name of Reporting Persons: Tao Wang
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐
6)	Citizenship Or Place Of Organization People’s Republic of China
Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 6,300,150 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 6,300,150 (1)
	(10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,300,150 (1)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13)	Percent of Class Represented by Amount in Row (11) 63% (2)
14)	Type of Reporting Person IN
(1) Represents 6,300,150 shares held by Swift Dynamic Limited, a British Virgin Islands company, which is controlled by Mr. Wang, its Chief Executive Officer and Director.
(2) Based on 10,000,000 shares of common stock issued and outstanding as of the date of this report.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 (the “Common Stock”), of Qingdao Footwear, Inc., a Delaware corporation (the “Company”).  The address of the Company’s principal executive office is 269 First Huashan Road, Jimo City, Qingdao, Shandong, China.

Item 2.  Identity & Background

(a)
The persons filing this Statement are Mr. Tao Wang, a natural person, and Swift Dynamic Limited, a British Virgin Islands limited company (“Swift,” and together with Mr. Wang, the “Reporting Persons”).

(b)
The business address of Mr. Wang is 269 First Huashan Road, Jimo City, Qingdao, Shandong, China, and Swift’s principal office is located at P.O. Box 957, Offshore Incorporations Centre, Road Town, British Virgin Islands.

(c)
The principal occupation of Mr. Wang is serving as the Chief Executive Officer and Director of the Company.  Swift is a holding company and its principal business is to hold, transact or otherwise deal in the securities of Company. Swift is controlled by Mr. Wang.

(d)	During the past five years, Mr. Wang has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, Mr. Wang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Wang is a citizen of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration.

Swift received the securities covered by this statement pursuant to that certain Share Exchange Agreement, dated February 12, 2010, by and among the Company, Glory Reach International Limited (“Glory Reach”), its shareholders, Greenwich Holdings LLC, and Qingdao Hongguan Shoes Co., Ltd (the “Share Exchange Agreement”). Pursuant to the Share Exchange Agreement, all of the capital stock of Glory Reach held by Swift was exchanged for 6.495 shares of the Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) of the Company. These 6,495 shares of the Issuer’s Series A Preferred Stock held by Swift were subsequently converted into 6,300,150 shares of the Company’s Common Stock on June 10, 2010.

Mr. Wang is the Chief Executive Officer and Director of Swift and may be deemed to be the beneficial owner of the shares held by Swift.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Company’s common stock pursuant tot the Share Exchange Agreement as described in Item 3 above.  In connection with the Share Exchange Agreement, there were changes to the Company’s board of directors which are more fully described in the current report on Form 8-K filed by the Company on February 12, 2010 (the “Form 8-K”).

Item 5.  Interest in Securities of the Company.

(a)
For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Wang beneficially owns and controls the 6,300,150 shares of the Issuer’s Common Stock held by Swift, representing 63% of the outstanding shares of the Company’s Common Stock (based on 10,000,000 shares of Common Stock outstanding as of June 10, 2010). Mr. Wang owns and controls the shares held by Swift because he is Swift’s Chief Executive Officer and Director.

(b)
Mr. Wang has sole voting and dispositive power over the 6,300,150 shares of the Issuer’s Common Stock that are directly and beneficially owned by Swift. Mr. Wang does not own any other securities of the Issuer.

(c)	Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)	No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement, dated February 12, 2010, by and among Glory Reach International Limited (“Glory Reach”), its shareholders, Greenwich Holdings LLC, and Qingdao Hongguan Shoes Co., Ltd, (attached as an exhibit to the Company’s current report on Form 8-K filed on February 12, 2010).

Exhibit 2	Joint Filing Agreement between Mr. Tao Wang and Swift Dynamic Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2010

SWIFT DYNAMIC LIMITED

By:	/s/ Tao Wang
Name: Tao Wang
Title: Director

/s/ Tao Wang
Tao Wang